

Mail Stop 3720

September 15, 2009

**VIA U.S. MAIL AND FAX 90-212-292-5390**
Mr. Serkan Okandan
Chief Financial Officer
Turkcell
Turkcell Plaza
Mesrutiyet Caddesi No:71
Istanbul, Turkey

>    **RE:   Turkcell**
>    **Form 20-F for the Fiscal Year Ended December 31, 2008**
>    **Filed April 30, 2009**
>    **File No. 1-15092**

Dear Mr. Okandan:

    We have reviewed your supplemental response letter dated August 21, 2009 as well as your filing and have the following comments.  As noted in our comment letter dated July 7, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

5.A. Operating Results
Revenues, page 86

1.  We note your response to comment one from our comment letter dated July 7, 2009.  Tell us why you deducted a previous year's (2006) sales discounts from an ongoing license fee calculation base in 2007 in determining direct cost of revenue for the year ended December 31, 2007.

32. Contingencies
Investigation of the Information and Communication Technologies Authority on International Voice Traffic, page F-68

2.  We note your response to comment five from our comment letter dated July 7, 2009.  Tell us the evidence, specifically, the extenuating circumstances, that you considered in concluding your recorded provision was the best estimate of the expenditure required to settle the present obligation as of June 30, 2009 despite consistent estimates of a higher amount based on two expertise reports and a supplemental report requested by the Court.  Refer to paragraphs 36-39 of IAS 37.

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        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3351 with any other questions.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director